Capital Group[SM]
Companies

The Capital Group
Companies, Inc.
333 South Hope Street
Los Angeles, California
90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

5 July 2011

BY FAX - ORIGINAL IN POST
(61 8 9287 4655)

Allied Gold Mining plc
Unit B9, 431 Roberts Road
Subiaco, WA
Australia 6008

Re: Notice of Interests of Substantial Shareholder under Section 671B

Enclosed is a Form 603 dated 04 July 2011. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds family of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 199,755,017 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Allied Gold Mining plc
ACN/ARSN	

1. Details of substantial holder (1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 4 July 2011

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
CDI	6,340,045	6,340,045	3.17%
Ordinary Shares	6,543,855	6,543,855	3.28%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		12,883,900 [6,340,045 CDI (1:1) and 6,543,855 Ordinary Shares]

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 4 July 2011 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.				
See attached transaction history				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The company (Capital Research and Management Company) referred to in paragraph 1(a) is a wholly owned direct or indirect subsidiary of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley

Capacity: Senior Counsel

sign here ______________________

Date: 5 July 2011

Australia Annexure

Allied Gold Mining plc

4 July 2011

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000035	3,160,522	
	11000075	9,723,378	
		12,883,900	
GRAND TOTAL		**12,883,900**	**6.45%**

Nominee List

Allied Gold Mining plc

04 July 2011

Nominee Name

Cede & Co. 55 Water Street New York, NY 10006		
11000075		6,340,045
	Total Shares:	6,340,045
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		
11000035		3,160,522
11000075		3,383,333
	Total Shares:	6,543,855

ISSUER	**Allied Gold Mining plc (formerly Allied Gold Limited)**
FROM	**3/4/2011**
TO	**7/4/2011**
COMPANY	**ALL**
ACCOUNT	**ALL**

Asset Description	Activity	Account	Transaction Type	Crncy	Price	Shares or Par
ALLIED GOLD LIMITED CDI (GBP)	3/11/2011	11000035	Buy	GBP	0.3838	100,000
ALLIED GOLD LIMITED CDI (GBP)	3/14/2011	11000035	Buy	GBP	0.3988	500,000
ALLIED GOLD LIMITED CDI (GBP)	3/15/2011	11000035	Buy	GBP	0.3775	250,000
ALLIED GOLD LIMITED CDI 144A (GBP)	4/6/2011	11000035	Buy	GBP	0.3850	8,890,000
ALLIED GOLD LIMITED CDI 144A (GBP)	4/6/2011	11000075	Buy	GBP	0.3850	4,500,000
ALLIED GOLD LIMITED	6/30/2011	11000075	Exch-Out Non-tax	AUD	-	(19,548,500)
ALLIED GOLD LIMITED 144A	6/30/2011	11000075	Exch-Out Non-tax	AUD	-	(18,491,774)
ALLIED GOLD LIMITED CDI 144A (GBP)	6/30/2011	11000035	Exch-Out Non-tax	GBP	-	(8,890,000)
ALLIED GOLD LIMITED CDI 144A (GBP)	6/30/2011	11000075	Exch-Out Non-tax	GBP	-	(16,500,000)
ALLIED GOLD LIMITED CDI (GBP)	6/30/2011	11000035	Exch-Out Non-tax	GBP	-	(10,073,137)
ALLIED GOLD LIMITED CDI (GBP)	6/30/2011	11000075	Exch-Out Non-tax	GBP	-	(3,800,000)
ALLIED GOLD MINING PLC CDI (AUD) (DEFERRED SHARES)	6/21/2011	11000075	Exch-In Non-tax	AUD	1.9840	3,258,083
ALLIED GOLD MINING PLC CDI 144A (AUD) (DEFERRED SHARES)	6/21/2011	11000075	Exch-In Non-tax	AUD	1.8600	3,081,962
ALLIED GOLD MINING PLC	6/30/2011	11000035	Exch-In Non-tax	GBP	1.7199	1,678,856
ALLIED GOLD MINING PLC	6/30/2011	11000075	Exch-In Non-tax	GBP	1.7421	633,333
ALLIED GOLD MINING PLC 144A	6/30/2011	11000035	Exch-In Non-tax	GBP	2.3100	1,481,666
ALLIED GOLD MINING PLC 144A	6/30/2011	11000075	Exch-In Non-tax	GBP	1.1640	2,750,000